SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. __)

Check-Cap Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 48.00

(Title of Class of Securities)

M2361E179

(CUSIP Number)

September 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP NO. M2361E179

1	Name Of Reporting Persons
Vijay Ramanathan

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |_|

3	SEC Use Only

4	Citizenship Or Place Of Organization
Canada

	5	Sole Voting Power
Number of		360,000

Shares	6	Shared Voting Power
185,000
Beneficially

Owned By	7	Sole Dispositive Power
360,000
Each

Reporting	8	Shared Dispositive Power
Person With		185,000

9	Aggregate Amount Beneficially Owned By Each Reporting Person
325,000

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
X (See Item 4(c))

11	Percent Of Class Represented By Amount In Row 9
5.6%

12	Type Of Reporting Person (See Instructions)
IN

Item 1	(a).	Name of Issuer: Check-Cap Ltd.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

Check-Cap Building Abba Hushi Avenue Isfiya, 30090 92606 Mount Carmel, Israel

Item 2	(a).	Name of Person Filing: Vijay Ramanathan

Item 2	(b).	Address of Principal Business Office: 20 Adelaide St E, Suite 1105, Toronto, ON M5C 2T6, Canada

Item 2	(c).	Citizenship: Canada

Item 2	(d).	Title of Class of Securities: Common

Item 2	(e).	CUSIP Number: M2361E179

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 360,000

(b)	Percent of Class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 360,000
(ii)	Shared power to vote or to direct the vote: 185,000

(iii)	Sole power to dispose or to direct the disposition of: 360,000
Mr. Ramanathan disclaims any beneficial interest in the 60,000 shares owned in In Trust For accounts for his children.

(iv)	Shared power to dispose or to direct the disposition of: 185,000
Mr. Ramanathan disclaims any beneficial interest in the 160,000 shares owned by his mother and sister.
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 22, 2023

/s/ Vijay Ramanathan
Signature